EXHIBIT 11.2

DUKE REALTY CORPORATION

EARNINGS TO DEBT SERVICE CALCULATIONS

(in thousands)

DECEMBER 31,
2004

Net income from continuing operations, less preferred dividends	$129,424
Earnings from sale of land and ownership interests in unconsolidated companies, net of impairment adjustment	(10,202)
Recurring principal amortization	7,334
Minority interest in earnings of common unitholders	13,425
Interest expense (excludes amortization of deferred financing fees)	130,226
Earnings before debt service	$270,207

Interest expense (excludes amortization of deferred financing fees)	$130,226
Recurring principal amortization	7,334
Total debt service	$137,560

Ratio of earnings to debt service	1.96